SUITE 500
ONE NORTH CLEMATIS STREET
WEST PALM BEACH, FLORIDA 33401
TELEPHONE (561) 832-3300
FACSIMILE (561) 655-1109
www.broadandcassel.com

August 17, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Perry Ellis International, Inc.
Form 10-K
Filed April 13, 2010
File No. 000-21764

Dear Mr. Reynolds:

On behalf of Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”), we are submitting this letter in response to the comment letter dated August 4, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter. This letter sets forth the responses to each of the Staff’s comments in the Comment Letter.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings as set forth in Perry Ellis’ 2010 Proxy Statement or Form 10-K filed April 13, 2010, as applicable.

Form 10-K filed April 13, 2010

Quantitative and Qualitative Disclosures about Market Risk, page 40

We note your response to comment 4 of our letter dated June 23, 2010, and the second risk factor on page 20 of your Form 10-K. We further note a reference in the earnings call transcript of May 20, 2010, to an estimated 50% increase in cotton prices in 2010. Despite your ability to manage commodity price risk in the past, we believe you should discuss your commodity price risks and exposures, your risk management strategies that you set forth in your response, any changes in the commodity price risk exposures or how those exposures are managed when compared to what was in effect during the most recently completed fiscal year and what is known or expect to be in effect in future reporting periods. Please provide us with an example of the disclosure that you intend to include in future filings.

BOCA RATON — DESTIN — FT. LAUDERDALE — MIAMI — ORLANDO — TALLAHASSEE — TAMPA — WEST PALM BEACH

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2010

Although cotton prices have increased recently, cotton represents only a portion of the fabrics that Perry Ellis uses in its products. When combined with the cost of other fabrics and labor, as well as Perry Ellis’ ability to manage its use of fabrics, Perry Ellis does not view the increase in the cost of cotton as a material commodity price risk exposure. As a result, Perry Ellis has not changed how it manages its commodity price risk exposures since its most recently completed fiscal year. It does, however, propose to explain its exposure to commodity price risk in greater detail, as well as its strategies to manage this risk, in its future filings of Form 10-K and Form 10-Q under Quantitative and Qualitative Disclosures about Market Risk. It proposes to include the following disclosure in its next Form 10-Q :

Commodity Price Risk

We are exposed to market risks for the pricing of cotton and other fibers, which may impact fabric prices. Fabric is a portion of the overall product cost, which includes various components. We manage our fabric prices by using a combination of different strategies including the utilization of sophisticated logistics and supply chain management systems, which allow us to maintain maximum flexibility in our global sourcing of products. This provides us with the ability to re-direct our sourcing of products to the most cost-effective jurisdictions. In addition, we may modify our product offerings to our customers based on the availability of new fibers, yield enhancement techniques and other technological advances that allow us to utilize more cost-effective fibers. Finally, we also have the ability to adjust our price points of such products, to the extent market conditions allow. These factors, along with our foreign-based sourcing offices, allow us to procure product from lower cost countries or capitalize on certain tariff-free arrangements, which help mitigate any commodity price increases that may occur. We have not historically managed, and do not currently intend to manage, commodity price exposures by using derivative instruments.

DEF 14A, filed May 14, 2010

Executive Compensation

Grants of Plan-Based Equity Awards, page 34

2.	We note your disclosure in response to eight, from our letter dated June 23, 2010. However, the fact that no payment was made pursuant to these compensation plans does not mean that disclosure is not required in the grants of plan based awards table. The grant occurs at the beginning of the year when the plan is initially established. Please confirm that you will provide disclosure of the EMI Plan and MIP Plan threshold, target and maximum information in your grants of plan based awards table in the future filings.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2010

Perry Ellis hereby confirms that it will provide disclosure of the EMI Plan and MIP Plan threshold, target and maximum information in its grants of plan based awards table in the future filings.

We trust that this response letter satisfactorily responds to the Comment Letter. If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Kathleen L. Deutsch
Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis

Cory Shade, Esq.